EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2001	2002	2003	2004	2005	6/30/2006	6/30/2006
EARNINGS
Income Before Income Taxes, Minority Interest Expense and Equity Earnings	$132,025	$118,460	$142,199	$127,417	$114,341	$139,862	$68,616
Fixed Charges (as below)	60,503	60,529	67,012	58,094	55,808	57,574	30,270
Total Earnings	$192,528	$178,989	$209,211	$185,511	$170,149	$197,436	$98,886

FIXED CHARGES
Interest Expense	$57,581	$59,168	$64,105	$54,261	$50,089	$51,252	$26,844
Credit for Allowance for Borrowed Funds Used During Construction	2,163	549	608	312	1,198	1,801	1,165
Trust Dividends	-	(268)	(201)	(179)	(179)	(179)	(89)
Estimated Interest Element in Lease Rentals	759	1,080	2,500	3,700	4,700	4,700	2,350
Total Fixed Charges	$60,503	$60,529	$67,012	$58,094	$55,808	$57,574	$30,270

Ratio of Earnings to Fixed Charges	3.18	2.95	3.12	3.19	3.04	3.42	3.26